Filed Pursuant to Rule 433

Registration No. 333-289302

ENTERGY CORPORATION

$1,300,000,000

Junior Subordinated Debentures due June 15, 2056 (Series 2025A) (the “Series 2025A Junior Subordinated Debentures”)

Junior Subordinated Debentures due June 15, 2056 (Series 2025B) (the “Series 2025B Junior Subordinated Debentures” and, together with the Series 2025A Junior Subordinated Debentures, the “Junior Subordinated Debentures”)

Final Terms and Conditions

November 4, 2025

These final terms and conditions relate only to the Junior Subordinated Debentures and should be read together with Entergy Corporation’s preliminary prospectus supplement dated November 4, 2025 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated August 6, 2025 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Entergy Corporation

Security Type:	Junior Subordinated Debenture (SEC Registered)

Expected Ratings(1):	Baa3 (stable outlook) by Moody’s Investors Service, Inc. BBB- (stable outlook) by S&P Global Ratings

Trade Date:	November 4, 2025

Settlement Date (T+3)(2):	November 7, 2025

Principal Amount:
Series 2025A Junior Subordinated Debentures:	$600,000,000

Series 2025B Junior Subordinated Debentures:	$700,000,000

Interest Rate:
Series 2025A Junior Subordinated Debentures:	The Series 2025A Junior Subordinated Debentures will bear interest (i) from and including the date of original issuance to but not including June 15, 2031 at an annual rate of 5.875% and (ii) from and including June 15, 2031 during each Interest Reset Period (as defined in the Preliminary Prospectus Supplement) at an annual rate equal to the Five-Year Treasury Rate (as defined in the Preliminary Prospectus Supplement) as of the most recent Reset Interest Determination Date (as defined in the Preliminary Prospectus Supplement), plus 2.179%; provided, that the interest rate borne by the Series 2025A Junior Subordinated Debentures during any Interest Reset Period will not reset below 5.875% (which is the initial interest rate on the Series 2025A Junior Subordinated Debentures)

Series 2025B Junior Subordinated Debentures:	The Series 2025B Junior Subordinated Debentures will bear interest (i) from and including the date of original issuance to but not including June 15, 2036 at an annual rate of 6.100% and (ii) from and including June 15, 2036 during each Interest Reset Period at an annual rate equal to the Five-Year Treasury Rate as of the most recent Reset Interest Determination Date, plus 2.013%; provided, that the interest rate borne by the Series 2025B Junior Subordinated Debentures during any Interest Reset Period will not reset below 6.100% (which is the initial interest rate on the Series 2025B Junior Subordinated Debentures)

Optional Deferral:	Maximum of 10 consecutive years per deferral

Interest Payment Dates:	June 15 and December 15 of each year

First Interest Payment Date:	June 15, 2026

Final Maturity Date:	June 15, 2056

Optional Redemption Terms:	In whole or in part (i) on any day in the period commencing on the date falling 90 days prior to the applicable First Interest Reset Date (as defined in the Preliminary Prospectus Supplement) and ending on and including the applicable First Interest Reset Date and (ii) after the applicable First Interest Reset Date, on any interest payment date, at 100% of the principal amount of the series of Junior Subordinated Debentures to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date

Call for Tax Event:	In whole but not in part, at 100% of the principal amount of the series of Junior Subordinated Debentures to be redeemed plus accrued and unpaid interest thereon to the redemption date

Call for Rating Agency Event:	In whole but not in part, at 102% of the principal amount of the series of Junior Subordinated Debentures to be redeemed plus accrued and unpaid interest thereon to the redemption date

Price to Public:
Series 2025A Junior Subordinated Debentures:	100.000% of the principal amount

Series 2025B Junior Subordinated Debentures:	100.000% of the principal amount

Net Proceeds After Underwriting Discount and Before Expenses:	$1,287,000,000

CUSIP / ISIN:
Series 2025A Junior Subordinated Debentures:	29364GAR4 / US29364GAR48

Series 2025B Junior Subordinated Debentures:	29364GAS2 / US29364GAS21

Joint Book-Running Managers:

Barclays Capital Inc.

BNP Paribas Securities Corp.

Citigroup Global Markets Inc.

Scotia Capital (USA) Inc.

Wells Fargo Securities, LLC

J.P. Morgan Securities LLC

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

(1)

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Rating outlook is assigned at the issuer level and not to individual securities and may be subject to revision at any time.

(2)

It is expected that delivery of the Junior Subordinated Debentures will be made on or about November 7, 2025, which will be the third business day following the date hereof (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day (T+1), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Junior Subordinated Debentures more than one business day prior to the scheduled settlement date will be required, by virtue of the fact that the Junior Subordinated Debentures will initially settle in T+3, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Junior Subordinated Debentures who wish to trade the Junior Subordinated Debentures more than one business day prior to the scheduled settlement date should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) Barclays Capital Inc. toll-free at 1-888-603-5847, (ii) BNP Paribas Securities Corp. toll-free at 1-800-854-5674, (iii) Citigroup Global Markets Inc. toll-free at 1-800-831-9146, (iv) Scotia Capital (USA) Inc. toll-free at 1-800-372-3930 or (v) Wells Fargo Securities, LLC toll-free at 1-800-645-3751.